ROBERT A.  FORRESTER

ATTORNEY AT LAW

1755 NORTH COLLINS BLVD.,

SUITE 360

RICHARDSON, TX 75080

(972) 437-9898

 Fax (972) 480-8406

raforrester@sbcglobal.net

July 20, 2011

Michael McTiernan

Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Re:

Medical Hospitality Group, Inc.

File No. 333-174533

Form S-11

Dear Mr. McTiernan:

On behalf of Medical Hospitality Group, Inc. (the “Company”), I am filing contemporaneously Amendment No. 1 to the Company’s Registration Statement on Form S-11 (the “Registration Statement”) relating to sale of certain securities of the Company.

Our responses to the comment letter dated June 17, 2011, are as follows:

General

1.

We note that you and your subsidiaries intend to operate your business in a manner that will permit you and your subsidiaries to maintain an exemption from registration under the Investment Company Act of 1940. Please provide us with a detailed analysis of this exemption and how you and your subsidiaries’ investment strategy will support this exemption. Further, please note that we will refer your response to the Division of Investment Management for further review.

Section 3(c) of the Investment Company Act of 1940 states: “Notwithstanding subsection (a), none of the following persons is an investment company within the meaning of this title:…

(5)Any person who is not engaged in the business of issuing redeemable securities, face amount certificates of the installment type or periodic payment plan certificates, and who is primarily engaged in one or more of the following businesses:…(C) purchasing or otherwise acquiring mortgages and other liens on and interests in real estate.”

The Company is exclusively engaged in “purchasing or otherwise acquiring mortgages and other liens on and interests in real estate.” The Company has no plans to issue “redeemable securities, face amount certificates of the installment type or

Michael McTiernan, Assistant Director

United States Securities and Exchange Commission

July 20, 2011

periodic payment plan certificates.” Accordingly, the Company is not an “investment company within the meaning of” the Investment Company Act of 1940.

2.

We note that all of the offering proceeds may be invested in affiliates of your Advisor. Please provide an analysis as to whether the Advisor should be a co-registrant. Refer to Securities Act Rule 140. Please include in your analysis a discussion of why the loans, including any participating loans, are not “securities.”

Please also refer to the Company’s related response in its response to comment 28.

The Company is issuing the securities set forth in the Registration Statement. The proceeds from the sale of those securities may be used to originate mortgages secured by properties owned by entities affiliated with the Company, although the portion of the proceeds from the offering to be used for purchases from affiliates of the Company is uncertain. Any acquisition of a whole loan participation is not anticipated to be from an affiliate of the Company; but for purposes of this discussion, it is assumed that all of the proceeds, net of expenses, will be utilized for the origination of mortgages secured by properties owned by affiliates of the Company. It is also assumed that the mortgages, and for that matter, any participation, is a security. The key fact, however, is that the Advisor is an advisor and will be neither a maker of nor a party to any note, all notes the Company originates being first lien mortgages.

Securities Act Rule 140 states: “A person, the chief part of whose business consists of the purchase of the securities of one issuer, or of two or more affiliated issuers, and the sale of its own securities…to furnish the proceeds with which to acquire the securities of such issuer or affiliated issuers, is to be regarded as engaged in the distribution of the securities of such issuer or affiliated issuers within the meaning of section 2(11) of the Act.”

As the Advisor is an advisor, not an issuer of securities to be purchased by the Company, the Company is not engaged in the distribution of securities of the Advisor. The Advisor is not, pursuant to Rule 140, a co-registrant.

Further, the entities that will grant mortgages funded through the proceeds of this offering, although these entities may be affiliated with the Company, are not, at this time, in existence or identified. Accordingly, unidentified, non-existent entities cannot be co-registrants.

3.

We note your disclosure that there is no relevant prior performance information for the sponsor or his affiliates. We also note disclosure about the sponsor’s “experience, expertise and track record” related to hotels and the sponsor’s relationships with national franchisors. With a view to disclosure, please provide us with a detailed analysis of the sponsor and the sponsor’s affiliates’ prior hotel experience, including through Benchmark Development and Mitchell Resources. In addition, please provide us your analysis of why you determined that the sponsor has not sponsored prior programs as contemplated by Industry Guide 5. We may have further comment.

We have added the performance tables,

4.

Please provide us with copies of any graphics, maps, photographs, and related captions or other artwork including logos that you intend to use in the prospectus. Such graphics and

Michael McTiernan, Assistant Director

United States Securities and Exchange Commission

July 20, 2011

pictorial representations should not be included in any preliminary prospectus distributed to prospective investors prior to our review.

While we anticipate adding a logo, which we will provide, we do not anticipate having other graphics in the document.

5.

Please revise the outside back cover page of the prospectus to advise dealers of their prospectus delivery obligation, including the expiration date specified by Section 4(3) of the Securities Act. Please refer to Item 502(b) of Regulation S-K.

Complied with.

6.

We note there appears to be duplication of disclosure throughout the document. For example, we note the sections regarding legal proceedings on page 52 and on page 95, and the repeated disclosures about your dividend policy. Please revise to limit the use of repetition where possible.

We have deleted the reference on page 52. See response to comment 13

Prospectus Cover Page

7.

We note on your prospectus cover page that you reference the risk factors section. Please revise to include the page number of the risk factors section. Please refer to Item 501(b)(5) of Regulation S-K.

Complied with.

8.

The second bullet point risk factor does not appear to identify a significant risk. Please revise or delete. In addition, please expand the fourth bullet point to state that the board does not have any present plan to list the shares or liquidate the company and, as such, shareholders may never achieve a liquidity event. Please also add a cover page risk factor regarding the relative risk of making development loans.

We have revised the second bullet point to address development loans. With respect to liquidating, we have modified the fourth bullet point and added disclosure on the first page of the Summary to indicate our intention to list the securities for trading. Further, we have moved the Risk Factor originally appearing on page 22 to the second Risk Factor.

9.

The disclosure related to the minimum offering date appears to measure the one year period from the end of the offering. Please revise or advise.

Complied with.

10.

We note you indicate on page 67 that the aggregate borrowings secured by your assets will not exceed 300% of your total “Net Assets” as of the date of any borrowing. We further note you indicate that you may exceed that limit if approved by a majority of your Independent Directors. Please revise to include a related risk factor on the cover page of your prospectus.

On page 48 under the caption Leverage Police there is a disclosure that the Company does not intend to utilize any debt financing.

Summary, page 3

11.

Please include a discussion of when, if ever, shareholders can expect to be able to liquidate their investment.

Michael McTiernan, Assistant Director

United States Securities and Exchange Commission

July 20, 2011

See response to comment 8.

Management, page 3

12.

We note you indicate that the same people manage you and your Advisor. Please revise this section to clearly state whether the registrant will have any employees and, if so, whether the employees will be paid by the registrant or by the Advisor. In addition, with respect to executive officers of the registrant, please address the responsibilities such persons owe to other business entities, including the Advisor and its affiliates.

Complied with.

Risk Factors, page 7

13.

Please remove repetitive risk factors. For example purposes only, we note your risk factor “Our Board of Directors may change our investment policies without Stockholder approval…,” appears on pages 11 and 15. Please review and revise to remove duplicative disclosure.

Complied with. We have deleted Risk Factors on pages 9, 19, 20, and 25.

Your interest in us will be diluted if we issue or offer additional shares, page 10

14.

Please expand this risk factor to disclose the dilutive impact to new investors resulting from any previous payment by the company of dividends in excess of earnings.

Complied with.

Capitalization, page 31

15.

It appears that the “Additional paid in capital” amount in your “As Adjusted” column does not reflect the estimated offering costs. Please revise or advise.

Complied with.

Management, page 32

Our Officers, Directors, Director Nominees and Executive Officers, page 32

16.

Please revise your disclosure to list all of the positions held with the Company by each individual. For example purposes only, we note that Tim Moore signs the registration statement as Chief Financial Officer. Please refer to Item 401(a) and (b) of Regulation SK.

Complied with.

17.

For each named executive officer or director, please ensure that you provide the month and the year each individual’s employment started and ended with each entity referenced. Please refer to Item 401(e)(1) of Regulation S-K for guidance.

Complied with.

18.

We note you indicate that Mr. Besse has served as Senior Vice President for Grubb & Ellis. Please revise your disclosure to describe the principal business of Grubb & Ellis.

Complied with.

19.

Please revise your disclosure to provide the information required by Item 407(a) of Regulation S-K.

Complied with.

Michael McTiernan, Assistant Director

United States Securities and Exchange Commission

July 20, 2011

Principal Stockholders, page 37

20.

Please disclose in a footnote to the table that Mr. Brown controls the voting and dispositive powers of the shares held by Medical Hospitality Capital Markets Group, LLC.

Complied with.

Our Advisor, Advisory Agreement and Advisor Compensation, page 38

21.

Please revise to clarify here when your Advisor was formed and the number of personnel it employs.

Complied with.

22.

We note you indicate on page 39 that your Advisor will be entitled to a subordinated distribution upon termination of the Advisory Agreement. We further note you indicate that you describe the subordinated distribution below. We are unable to locate this disclosure. Please revise to describe the subordination distribution or tell us where you have provided this disclosure.

We have deleted the reference as the disclosure is incorrect.

Advisor Compensation, page 40

23.

We note you indicate that the Company shall pay directly or reimburse the Advisor for all of the expenses paid or incurred by the Advisor in connection with the services it provides to the Company pursuant to the Advisory Agreement. We further note you indicate on page 40 that you will provide examples of such expenses, but you do not. Please revise to clarify. Please specifically disclose whether you will reimburse the Advisor for salaries paid to persons serving as your executives or other persons.

Complied with.

24.

Please add a column to the table that discloses the estimated asset management fee and loan origination fee assuming both the minimum offering and the maximum offering amounts are raised and invested.

Complied with.

Business, page 40

25.

Please discuss how you will determine the interest rates on your loans, including any sources of comparable loan data you anticipate using.

Complied with.

Distribution Policy, page 55

26.

We note you indicate in your Liquidity and Capital Resources section that you do not intend to fund distributions from offering proceedings. Please revise the disclosure to clarify whether you intend to pay distributions in excess of cash flow from operations, earnings and/or taxable income during your offering.

We have expanded our disclosure in the Liquidity and Capital Resources section and deleted the section indicated in the heading to this comment.

Michael McTiernan, Assistant Director

United States Securities and Exchange Commission

July 20, 2011

Reports to Stockholders, page 89

27.

Please confirm that the annual report to be submitted to your stockholders will include a summary of transactions with the sponsor and its affiliates. Please refer to Item 20.B of Industry Guide 5.

So confirm.

28.

We note that you intend to supplement the prospectus at the time it is probable you will originate a loan and again upon the loan closing. Please advise us whether you intend to include in the registration statement and in subsequent Exchange Act reports property financial statements to the extent you have an asset concentration. Refer to SAB Topic 1I.

Our analysis of the requirements of disclosure regarding entities receiving loan commitments pursuant to the Securities Act and the Exchange Act follows. The analysis assumes that each mortgage loan commitment will be in excess of 20% of the Company’s assets and will, in all likelihood, be made to affiliated entities.

Securities Act

With respect to those receiving loan commitments and obligations under the Securities Act, the starting point is Guide 5 and the related undertaking to file a sticker. At the time of a loan commitment, regardless of whether contractual obligations are actually entered, the Company believes there arises a reasonable probability that such loan will be made. That commitment will trigger a sticker in which the property and anticipated terms of the transaction will be described. At least once every three months, the Company will file a post effective amendment consolidating all such stickers and provide that information simultaneously to existing stockholders. The post effective amendment will contain audited financials of the entity receiving the loan commitment.

To the extent that the Company invests proceeds following the close of the distribution period, the Company will file the information on a Form 8-K that would otherwise be included in a sticker and a post effective amendment, such information also being distributed to the Company’s stockholders.

Please note that we do not anticipate that the audited financial statements in the post effective amendment will contain particularly significant disclosure as the audited entity will likely have been formed only recently and have had little or no operations. Further, we do not believe that the audit, since it is not an audit of the issuer, will necessarily be by a PCAOB firm.

While Question 1 of SAB Topic 1I is generally addressing situations where mortgage loans take on equity characteristics, the last paragraph of the Interpretive Response explicitly addresses loans made to affiliated entities but is consistent with the above analysis.

Exchange Act

With respect to 34 Act filings, the last paragraph in the Interpretive Response to Question 2 refers to situations described in the last paragraph of the Interpretive Response to Question 1. Accordingly, the Interpretive Response to Question 2 requires compliance with Rule 3-09 of Regulation S-X, that is, entities must provide annual audited financial statements where there is a concentration of assets or where

Michael McTiernan, Assistant Director

United States Securities and Exchange Commission

July 20, 2011

the borrower is an affiliated entity These financials statements must be in an amendment to Form 10-K that is filed no later than 90 days following the date the registrant is obligated to file the Form 10-K. As with the original audits filed pursuant to the requirements of the Securities Act, these audits do not necessarily have to be performed by a PCAOB firm.

This conclusion follows from Rule 3-09(b) of Regulation S-X which begins, “Insofar as practicable, the separate financial statements required by this section shall be as of the same dates and for the same periods as the audited consolidated financial statements required by §§ 210.3-01 and 3-02.” Following paragraph (b)(1) of the Rule and although the Company anticipates that the first and possibly the second mortgage loan would constitute more than 50% of the assets of the Company, the Company does not plan to file contemporaneously with the 10-K the entity’s audit but plans to file such audit 90 days following the date on which the Company’s 10-K is due.

Since the Rule does not speak to quarterly filings, the Company does not plan to file quarterly filings of the borrowers. This conclusion is reinforced by the requirements of Form 10-Q in which it states that financial statements must conform to either Rule 10-01 or 8-03 of Regulation S-X. Rule 10-01(a)(1) concludes, “Separate statements of other entities which may otherwise be required by this regulation may be omitted.” Presumably the regulation referred to is Regulation S-X, and the requirement at issue in this discussion would be that required by Rule 3-09. Interim financial statements of borrowers may be omitted. (Note that while 8-03 is applicable to smaller reporting entities and does not have a similar provision as 10-01, the reporting obligations of smaller reporting companies are presumed to be less burdensome than otherwise and Rule 8-03 is equivocal on the subject.)

Litigation and Legal Matters, page 95

29.

Please disclose any legal proceedings addressed by Item 103 of Regulation S-K involving the Advisor or its affiliates to the extent they may materially impact the ability of the Advisor to perform its duties to the registrant.

Complied with.

Sales Material, page 95

30

 Please provide us with all promotional material and sales literature, including material that will be used only by broker-dealers. In this regard, please note that sales materials must set forth a balanced presentation of the risks and rewards to investors and should not contain any information or disclosure that is inconsistent with or not also provided in the prospectus. Please refer to Item 19.B of Industry Guide 5.

As of the date of this filing, there are none, but such material shall be filed as developed.

Michael McTiernan, Assistant Director

United States Securities and Exchange Commission

July 20, 2011

Financial Statements

Notes to Financial Statements

Note 2. Summary of Significant Accounting Policies

Underwriting Commissions and Associated Costs Payable to Dealer Manager, page F-8

31.

Please revise your filing to disclose the total amount of organization and offering costs incurred by the Advisor to date and the estimate of the total costs you expect to reimburse.

Complied with.

Part II. Information Not Required in Prospectus, page II-1

Item 33. Recent Sales of Unregistered Securities, page II-1

32.

We note you indicate that the Company issued 65,000 shares to three individuals in the first quarter of 2011. Please revise your disclosure in this section to identify the individuals and to provide the date the securities were issued. Please also revise your disclosure to state the nature of the transaction and the nature and aggregate amount of consideration received by the registrant. Please refer to Item 701 of Regulation S-K.

Complied with.

Exhibit Index, page II-4

33.

Please file all required exhibits as promptly as possible.

With the exception of broker/dealer arrangements, arrangements that are still pending, all exhibits are filed.

34.

Please tell us why you are filing the “Form of” various agreements. Please explain why you are not able to file final, executed agreements prior to effectiveness of the registration statement.

Complied with.

Signatures, page II-6

35.

Please note that a majority of the board must sign the registration statement. Please refer to Form S-11 and revise.

36.

Please identify your controller or principal accounting officer. Please refer to Form S-11 and revise.

Complied with.

Michael McTiernan, Assistant Director

United States Securities and Exchange Commission

July 20, 2011

Exhibit 23

37.

Please have your auditors revise their consent to address the reference to their firm as experts.

Complied with.

Very truly yours,

Robert A. Forrester